UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

SCHEDULE 13D
UNDER THE SECURITIES EXCHANGE ACT OF 1934
CANTEL MEDICAL CORP.
(Name of Issuer)

Common Stock, $0.10 par value
(Title of Class of Securities)

138098108
(CUSIP Number)

J. Adam Zangerle
STERIS plc
70 Sir John Rogerson’s Quay
Dublin 2 Ireland
+353 1 232 2000

With copies to:

James P. Dougherty	Peter C. Zwick
Jones Day	Jones Day
250 Vesey Street	2727 N. Harwood St., Suite 500
New York, New York 10281	Dallas, Texas 75201
+1 212 326 3939	+1 214 220 3939

 (Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

January 12, 2021

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box: ☐
Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.
The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.
The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D
CUSIP No. 138098108	Page 2 of 14

1	NAMES OF REPORTING PERSONS
STERIS plc

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) ☒ (b) ☐
3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)		☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Ireland

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0

	8	SHARED VOTING POWER
4,379,772*

	9	SOLE DISPOSITIVE POWER
0

	10	SHARED DISPOSITIVE POWER
0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
4,379,772*

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)		☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
10.4%**

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
OO

* Beneficial ownership of 4,379,772 shares of common stock, par value $0.10 (“Issuer Common Stock”), of Cantel Medical Corp., a Delaware corporation (the “Issuer”), is being reported hereunder solely because STERIS plc, a public limited company organized under the laws of Ireland (“STERIS”), Solar New US Holding Co, LLC, a Delaware limited liability company and a wholly owned subsidiary of STERIS (“US Holdco”), and Crystal Merger Sub 1, LLC, a Delaware limited liability company and a direct wholly owned subsidiary of US Holdco (“Crystal Merger Sub” and, together with STERIS and US Holdco, collectively, the “Reporting Persons”) may be deemed to have beneficial ownership of such shares of Issuer Common Stock as a result of certain provisions contained in the Voting and Support Agreement, dated as of January 12, 2021, entered into by STERIS, US Holdco, Crystal Merger Sub and certain stockholders of the Issuer (the “Voting Agreement”). Pursuant to Rule 13d-4 under the Securities Exchange Act of 1934, as amended (the “Exchange Act”), neither the filing of this Schedule 13D nor any of its contents shall be deemed to constitute an admission by any of the Reporting Persons that it is the beneficial owner of any shares of Issuer Common Stock for purposes of Section 13(d) of the Exchange Act, or for any other purpose, and such beneficial ownership is hereby expressly disclaimed.

** The calculation of the 10.4% beneficial ownership is based on (i) 4,379,772 shares of Issuer Common Stock beneficially owned by the Voting Agreement Stockholders (as defined below) that are parties to the Voting Agreement and (ii) 42,265,647 shares of Issuer Common Stock issued and outstanding as of January 8, 2021, as set forth in the Merger Agreement (as defined below) referred to in this Schedule 13D.

SCHEDULE 13D
CUSIP No. 138098108	Page 3 of 14

1	NAMES OF REPORTING PERSONS
Solar New US Holding Co, LLC

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) ☒ (b) ☐
3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)		☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0

	8	SHARED VOTING POWER
4,379,772*

	9	SOLE DISPOSITIVE POWER
0

	10	SHARED DISPOSITIVE POWER
0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
4,379,772*

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)		☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
10.4%**

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
OO

* Beneficial ownership of 4,379,772 shares of Issuer Common Stock is being reported hereunder solely because the Reporting Persons may be deemed to have beneficial ownership of such shares of Issuer Common Stock as a result of certain provisions contained in the Voting Agreement. Pursuant to Rule 13d-4 Exchange Act, neither the filing of this Schedule 13D nor any of its contents shall be deemed to constitute an admission by any of the Reporting Persons that it is the beneficial owner of any shares of Issuer Common Stock for purposes of Section 13(d) of the Exchange Act, or for any other purpose, and such beneficial ownership is hereby expressly disclaimed.

** The calculation of the 10.4% beneficial ownership is based on (i) 4,379,772 shares of Issuer Common Stock beneficially owned by the Voting Agreement Stockholders that are parties to the Voting Agreement and (ii) 42,265,647 shares of Issuer Common Stock issued and outstanding as of January 8, 2021, as set forth in the Merger Agreement referred to in this Schedule 13D.

SCHEDULE 13D
CUSIP No. 138098108	Page 4 of 14

1	NAMES OF REPORTING PERSONS
Crystal Merger Sub 1, LLC

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☒
(a) ☒ (b) ☐
3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0

	8	SHARED VOTING POWER
4,379,772*

	9	SOLE DISPOSITIVE POWER
0

	10	SHARED DISPOSITIVE POWER
0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
4,379,772*

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
10.4%**

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
OO

* Beneficial ownership of 4,379,772 shares of Issuer Common Stock is being reported hereunder solely because the Reporting Persons may be deemed to have beneficial ownership of such shares of Issuer Common Stock as a result of certain provisions contained in the Voting Agreement. Pursuant to Rule 13d-4 Exchange Act, neither the filing of this Schedule 13D nor any of its contents shall be deemed to constitute an admission by any of the Reporting Persons that it is the beneficial owner of any shares of Issuer Common Stock for purposes of Section 13(d) of the Exchange Act, or for any other purpose, and such beneficial ownership is hereby expressly disclaimed.

** The calculation of the 10.4% beneficial ownership is based on (i) 4,379,772 shares of Issuer Common Stock beneficially owned by the Voting Agreement Stockholders that are parties to the Voting Agreement and (ii) 42,265,647 shares of Issuer Common Stock issued and outstanding as of January 8, 2021, as set forth in the Merger Agreement referred to in this Schedule 13D.

SCHEDULE 13D
CUSIP No. 138098108	Page 5 of 14

ITEM 1.	SECURITY AND ISSUER

Name of the Issuer:	Cantel Medical Corp., a Delaware corporation (“Issuer”)
Title of Class of Equity Securities:	Common Stock, par value $0.10 per share (“Issuer Common Stock”)
Address of Issuer’s Principal Executive Offices:	150 Clove Road, Little Falls, New Jersey 07424

ITEM 2.	IDENTITY AND BACKGROUND

This Schedule is being jointly filed by:

•	STERIS plc, a public limited company organized under the laws of Ireland (“STERIS”);
•	Solar New US Holding Co, LLC, a Delaware limited liability company and a wholly owned subsidiary of STERIS (“US Holdco”); and
•	Crystal Merger Sub 1, LLC, a Delaware limited liability company and a direct wholly owned subsidiary of US Holdco (“Crystal Merger Sub”).

The address of the principal office of STERIS is 70 Sir John Rogerson’s Quay, Dublin 2, Ireland, D02 R296. The address of the principal office of US Holdco is 5960 Heisley Road, Mentor, OH 44060. The address of the principal office of Crystal Merger Sub is 5960 Heisley Road, Mentor, OH 44060.

STERIS is a leading provider of infection prevention and other procedural products and services. STERIS offers its Customers a unique mix of innovative capital equipment products, such as sterilizers and washers, surgical tables, lights and equipment management systems and connectivity solutions such as operating room integration; consumable products including detergents and gastrointestinal endoscopy accessories and other products and services, including equipment installation and maintenance, microbial reduction of medical devices, instrument and scope repair solutions, laboratory services and outsourced instrument reprocessing.

US Holdco serves primarily as a holding company, holding all of the membership interests in Solar New US Parent Co, LLC.  In addition, US Holdco makes loans to and collects interest from affiliates.

Crystal Merger Sub was formed for the sole purpose of entering into the Merger Agreement (as defined in Item 4 herein) and consummating the transactions contemplated thereby.

The name, business address, present principal occupation or employment and citizenship of each director and executive officer of STERIS, US Holdco and Crystal Merger Sub are set forth on Schedule A hereto and are incorporated by reference herein in their entirety.

During the past five years, none of the Reporting Persons has been and, to the best of their knowledge, no person listed on Schedule A hereto has been, convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

During the past five years, none of the Reporting Persons has been and, to the best of their knowledge, no person listed on Schedule A hereto has been, a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was, or is, subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws, or finding any violation with respect to such laws.

SCHEDULE 13D
CUSIP No. 138098108	Page 6 of 14

ITEM 3.	SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

As an inducement for STERIS, US Holdco and Crystal Merger Sub to enter into the Merger Agreement and in consideration thereof, certain stockholders of the Issuer entered into the Voting and Support Agreement, dated as of January 12, 2021, with STERIS, US Holdco and Crystal Merger Sub (the “Voting Agreement”). Other than entering into the Merger Agreement, neither STERIS, US Holdco nor Crystal Merger Sub has paid any consideration to the Issuer or to any stockholder of the Issuer as an inducement to entering into the Voting Agreement.

For a summary of certain provisions of the Merger Agreement and the Voting Agreement, see Item 4 below, which summaries are incorporated by reference in their entireties in the response to this Item 3. The Merger Agreement and Voting Agreement are filed as Exhibit 1 and Exhibit 2 hereto, respectively, and are incorporated herein by reference.

ITEM 4.	PURPOSE OF TRANSACTION

As described more fully in Item 3 and below, this Schedule 13D relates to the proposed business combination of the Issuer and STERIS pursuant to the terms of an Agreement and Plan of Merger, dated as of January 12, 2021, by and among the Issuer, STERIS, US Holdco, and Crystal Merger Sub (the “Merger Agreement”).

Concurrently with the execution of the Merger Agreement, Charles M. Diker, Diker Management, LLC  and Mark N. Diker (collectively, the “Voting Agreement Stockholders”), who collectively beneficially own 4,379,772 shares of Issuer Common Stock, entered into the Voting Agreement with STERIS, US Holdco and Crystal Merger Sub.

Merger Agreement

Pursuant to the terms of the Merger Agreement and subject to the satisfaction or waiver of certain conditions set forth therein: (a) prior to the closing of the transactions contemplated therein (the “Closing”), the Issuer will incorporate a direct and wholly owned subsidiary (“Canyon Newco”), (b) prior to the Closing, Canyon Newco will incorporate a direct and wholly owned subsidiary (“Canyon Merger Sub”), (c) immediately prior to the Closing, Canyon Merger Sub will merge with and into the Issuer with the Issuer surviving the merger as a direct wholly owned subsidiary of Canyon Newco (the “Pre-Closing Merger”), (d) immediately following the Pre-Closing Merger, the Issuer will convert from a Delaware corporation to a Delaware limited liability company (the “Pre-Closing Conversion”), (e) immediately following the Pre-Closing Conversion, Crystal Merger Sub will merge with and into Canyon Newco, with Canyon Newco surviving the merger as a direct and wholly owned subsidiary of US Holdco (the “First Merger”) and (f) immediately after the First Merger, Canyon Newco will merge with and into US Holdco, with US Holdco surviving the merger and remaining a wholly owned subsidiary of STERIS (the “Second Merger” and, together with the First Merger, the “Mergers”).

The board of directors of each of the Issuer and STERIS has unanimously approved the Merger Agreement, the Mergers and the other transactions contemplated thereby.

Merger Consideration

Pursuant to the terms of the Merger Agreement, at the effective time of the Pre-Closing Merger, each share of Issuer Common Stock (other than treasury stock and any shares of Issuer Common Stock owned by the Issuer), will be converted into one share of common stock of Canyon Newco (the “Newco Shares”). At the effective time of the First Merger (the “First Merger Effective Time”), each of the issued and outstanding NewCo Shares as of immediately before the First Merger Effective Time will be automatically converted into the right to receive (a) $16.93 in cash, without interest, and (b) 0.33787 ordinary shares, par value $0.001 per share, of STERIS (the “STERIS Shares”, and such consideration, the “Merger Consideration”).

SCHEDULE 13D
CUSIP No. 138098108	Page 7 of 14

The Merger Agreement provides that, as of the First Merger Effective Time, each award of restricted stock units corresponding to Issuer Common Stock (each, an “Issuer RSU Award”) granted under the Issuer’s 2016 Equity Incentive Plan and the Issuer’s 2020 Equity Incentive Plan (other than an award contemplated by clauses (a) and (b) of the next sentence) to the extent not vested will be automatically converted into a STERIS restricted stock unit award covering a number of STERIS Shares based on the applicable exchange ratio set forth in the Merger Agreement (a “STERIS RSU Award”). Each Issuer RSU Award (a) held by a non-employee director of the Issuer will be automatically converted into the right to receive the Merger Consideration in respect of each Issuer Common Stock share covered by such Issuer RSU Award and (b) that is subject to performance-based vesting conditions will be automatically converted into a STERIS RSU Award and, subject to certain conditions, vest pursuant to a schedule based on the date when the Issuer RSU Award was granted.

Registration and Listing of STERIS Shares

STERIS and the Issuer will prepare and STERIS will file with the U.S. Securities and Exchange Commission a registration statement on Form S-4 in connection with the issuance of the STERIS Shares in the First Merger, which will include a prospectus relating to issuance of the STERIS Shares to be issued in the First Merger. The STERIS Shares will be listed on the New York Stock Exchange as of and after the First Merger Effective Time and, in connection with the Mergers, the Issuer Common Stock will be delisted from the New York Stock Exchange.

Governance

Under the terms of the Merger Agreement, at the effective time of the Pre-Closing Merger (the “Pre-Closing Merger Effective Time”), the Issuer’s certificate of incorporation and bylaws shall remain the bylaws and certificate of incorporation of the surviving corporation of the Pre-Closing Merger (the “Pre-Closing Surviving Corporation”). At the First Merger Effective Time, the certificate of incorporation and bylaws of Canyon Newco shall be the certificate of incorporation and bylaws of the surviving corporation of the First Merger (the “First Surviving Corporation”). As of the effective time of the Second Merger (the “Second Merger Effective Time”), the certificate of formation and the limited liability company agreement of US Holdco shall be the certificate of formation and limited liability company agreement of the surviving limited liability company of the Second Merger (the “Surviving Company”) (provided that the name of such entity may be amended at the Second Merger Effective Time).

Under the terms of the Merger Agreement, the officers and directors of Canyon Merger Sub immediately prior to the Pre-Closing Merger Effective Time, from and after the Pre-Closing Merger Effective Time, shall be the officers and directors of the Pre-Closing Surviving Corporation. The officers and directors of Crystal Merger Sub immediately prior to the First Merger Effective Time, from and after the First Merger Effective Time, shall continue as the officers and directors of the First Surviving Corporation. The officers and directors of the First Surviving Corporation immediately prior to the Second Merger Effective Time, from and after the Second Merger Effective Time, shall be the officers and directors of the Surviving Company.

Conditions to the Mergers

The consummation of the Mergers is subject to certain closing conditions, including (a) the approval of the Mergers by the majority of the outstanding shares of Issuer Common Stock, (b) the STERIS Shares to be issued in the First Merger have been approved for listing on the New York Stock Exchange, (c) the Form S-4 to be filed by STERIS in connection with the Merger Agreement being declared effective, (d) the absence of any temporary restraining order, injunction or other legal order, and no law being enacted, which would have the effect of making illegal or otherwise prohibiting the consummation of the Mergers, (e) the receipt of certain governmental and regulatory approvals, including receipt of requisite Hart-Scott-Rodino Act approvals, and (f) other customary conditions specified in the Merger Agreement.

SCHEDULE 13D
CUSIP No. 138098108	Page 8 of 14

Certain other Terms of the Merger Agreement

The Merger Agreement contains customary representations, warranties, agreements and covenants, including covenants relating to (a) STERIS, the Issuer, and each of their respective subsidiaries’ conducting their respective businesses in all material respects in the ordinary course, consistent with past practice, during the period between the execution of the Merger Agreement and the earlier of the First Merger Effective Time or the termination of the Merger Agreement, (b) STERIS and the Issuer using their respective reasonable best efforts, subject to certain exceptions, to obtain governmental and regulatory approvals, (c) obligations to facilitate the Issuer’s stockholders’ consideration of, and voting upon, the transactions contemplated by the Merger Agreement, and (d) the recommendation by the Issuer’s board of directors in favor of the adoption by its stockholders of the Merger Agreement.

The Issuer has agreed not to (a) solicit proposals relating to certain alternative transactions, (b) enter into discussions or negotiations or provide non-public information in connection with any proposal for an alternative transaction from a third party, or (c) approve or enter into any agreements providing for any such alternative transaction, subject to certain exceptions to permit members of the Issuer’s board of directors to comply with their fiduciary duties under applicable law.

The Merger Agreement contains certain termination rights that may be exercised by either STERIS or the Issuer, including in the event that (a) both parties agree by mutual written consent to terminate the Merger Agreement, (b) the First Merger is not consummated by October 12, 2021 (the “Outside Date”), which under certain circumstances may be automatically extended to January 12, 2022, and further optionally extended to April 12, 2022, in each case if required regulatory approvals have not been obtained, (c) the approval required from the Issuer’s stockholders is not obtained or (d) any law or order permanently restraining, enjoining or otherwise prohibiting consummation of the Merger becomes final and non-appealable. In addition, in certain circumstances, STERIS may terminate the Merger Agreement if (i) the Issuer’s board of directors changes or adversely modifies (or has been deemed to have changed or adversely modified) its recommendation that the Issuer’s stockholders vote in favor of the adoption of the Merger Agreement, (ii) the Issuer breaches any of its representations, warranties, covenants or agreements contained in the Merger Agreement such that the closing condition relating thereto would not be satisfied (subject to cure periods in certain circumstances) or (iii) the Issuer materially breaches its non-solicitation obligations, certain S-4 registration statement and prospectus/proxy statement obligations or certain obligations to convene and hold the Issuer stockholders meeting (in each case, subject to cure periods in certain circumstances). The Issuer may, in certain circumstances, terminate the Merger Agreement in order to enter into an unsolicited alternative acquisition proposal that constitutes a “Superior Proposal” (as that term is defined in the Merger Agreement), subject to the Issuer having first complied with its obligations to grant STERIS certain matching right opportunities.

Termination Fees

If the Merger Agreement is terminated (a) (i) by STERIS or the Issuer as a result of the approval required from the Issuer’s stockholders not being obtained, (ii) a “Competing Proposal” (as that term is defined in the Merger Agreement) was publicly disclosed and not publicly withdrawn prior to the date of the Issuer stockholder meeting and (iii) (A) any Competing Proposal is consummated within 12 months of such termination or (B) the Issuer enters into a definitive agreement providing for a Competing Proposal within 12 months of such termination, (b) by STERIS as a result of a change in the recommendation of the Issuer’s board of directors or (c) by the Issuer in order to enter into a “Superior Proposal”, then the Issuer will pay to STERIS a fee of $127,400,000.

Voting Agreement

Concurrently with the execution of the Merger Agreement, on January 12, 2021, STERIS, US Holdco, Crystal Merger Sub and the Voting Agreement Stockholders entered into the Voting Agreement. Subject to the terms and conditions contained therein, the Voting Agreement requires each of Charles M. Diker who beneficially owns 3,401,118 shares of Issuer Common Stock (representing approximately 8.1% of the currently outstanding shares of Issuer Common Stock), Diker Management LLC an entity that beneficially owns 448,054 shares of Issuer Common Stock (representing approximately 1.1% of the currently outstanding shares of Issuer Common Stock) and Mark N. Diker who beneficially owns 530,600 shares of Issuer Common Stock (representing approximately 1.6% of the currently outstanding shares of Issuer Common Stock) to vote their respective beneficially owned shares of Issuer Common Stock in favor of the adoption of the Merger Agreement.

SCHEDULE 13D
CUSIP No. 138098108	Page 9 of 14

Further, the Voting Agreement Stockholders granted an irrevocable proxy to, and appointed, STERIS and any designee of STERIS, as their attorneys-in-fact to vote their shares of Issuer Common Stock in accordance with the Voting Agreement. During the term of the Voting Agreement, the Voting Agreement Stockholders are restricted from transferring their shares of Issuer Common Stock. During the term of the Voting Agreement, but prior to the Issuer stockholder meeting, if any Voting Agreement Stockholder becomes the record or beneficial owner of any “Additional Securities” (as that term is defined in the Voting Agreement), such Additional Securities will be subject to the Voting Agreement.

The Voting Agreement will automatically terminate upon the earliest to occur of: (a) the termination of the Merger Agreement in accordance with its terms, (b) the Second Merger Effective Time, (c) the Issuer’s board of directors making a Change of Recommendation (as defined in the Merger Agreement) pursuant to the Merger Agreement, and (d) in the event the Merger Agreement is amended to modify the Merger Consideration in a manner detrimental to the Issuer’s stockholders.

The above summaries of certain terms and conditions of the Merger Agreement and the Voting Agreement do not purport to be complete discussions of those agreements or related documents and are qualified in their entirety by reference to the Merger Agreement and the Voting Agreement, which are filed as Exhibit 1 and Exhibit 2 hereto, respectively, and incorporated herein by reference.

ITEM 5.	INTEREST IN SECURITIES OF THE ISSUER

Prior to January 12, 2021, none of the Reporting Persons was a beneficial owner, for purposes of Rule 13d-3 under the Exchange Act, of any shares of Issuer Common Stock or any other securities exchangeable or convertible into such shares. However, under the definition of “beneficial ownership” as set forth in Rule 13d-3 under the Exchange Act, as a result of entering into the Voting Agreement, the Reporting Persons may be deemed to beneficially own 4,379,772 shares of Issuer Common Stock (with shared voting power) representing approximately 10.4% of the total outstanding shares of Issuer Common Stock, based on 42,265,647 shares of Issuer Common Stock issued and outstanding as of January 8, 2021 (as set forth in the Merger Agreement). Information regarding the Voting Agreement Stockholders’ beneficial ownership is based upon information disclosed in the Voting Agreement. The Reporting Persons disclaim any beneficial ownership of such shares of Issuer Common Stock, and nothing herein shall be deemed to be an admission by either of the Reporting Persons as to the beneficial ownership of such shares.

To the Reporting Persons’ knowledge, no shares of Issuer Common Stock are beneficially owned by any of the persons identified in Schedule A hereto, except (i) Richard C. Breeden, a director of STERIS, who is a beneficial owner of 475 shares of Issuer Common Stock; and (ii) Christopher Holland, a director of STERIS, who is a beneficial owner of 22 shares of Issuer Common Stock. Each of Messrs. Breeden and Holland own shares of Issuer Common Stock representing less than 0.1% of currently outstanding Issuer Common Stock.

Notwithstanding the foregoing, however, the Reporting Persons (i) are not entitled to any rights as a stockholder of the Issuer with respect to any shares of Issuer Common Stock and (ii) have no power to vote, direct the voting of, dispose of, or direct the disposal of, any shares of Issuer Common Stock other than the power provided pursuant to the Voting Agreement. Neither the filing of this Schedule 13D nor any of its contents shall be deemed to constitute an admission that any of the Reporting Persons is the beneficial owner of any securities of the Issuer (including, without limitation, the shares of Issuer Common Stock owned by the shareholder) for purposes of Section 13(d) or 16 of the Exchange Act or for any other purpose and such beneficial ownership is hereby expressly disclaimed.

Except as described herein, none of the Reporting Persons nor, to the best of their knowledge, any other person referred to in Schedule A hereto, has acquired or disposed of any shares of Issuer Common Stock during the past 60 days. Furthermore, the Reporting Persons know of no other person having the right to receive the power to direct the receipt of dividends from, or the proceeds from the sale of, the securities covered by this Schedule 13D.

SCHEDULE 13D
CUSIP No. 138098108	Page 10 of 14

To the knowledge of the Reporting Persons, no persons other than the Voting Agreement Stockholders have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the shares of Issuer Common Stock subject to the Voting Agreement.

ITEM 6.	CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

The information set forth in Items 2, 3 and 4 is incorporated herein by reference in its entirety.

ITEM 7.	MATERIALS TO BE FILED AS EXHIBITS

Descriptions of documents set forth on this Schedule 13D are qualified in their entirety by reference to the exhibits listed in this Item 7.

Exhibit 1
Agreement and Plan of Merger, dated as of January 12, 2021, by and among STERIS plc, Solar New US Holding Co, LLC, Crystal Merger Sub 1, LLC and Cantel Medical Corp., a copy of which is incorporated herein by reference from Exhibit 2.1 to the Current Report on Form 8-K filed by STERIS on January 12, 2021.

Exhibit 2
Voting and Support Agreement, dated as of January 12, 2021, by and among STERIS plc, Solar New US Holding Co, LLC, Crystal Merger Sub 1, LLC and the stockholders of Cantel Medical Corp. named therein, a copy of which is incorporated herein by reference from Exhibit 10.1 to the Current Report on Form 8-K filed by STERIS on January 12, 2021.

Exhibit 3	Joint Filing Agreement, dated as of January 22, 2021, by and among STERIS plc, Solar New US Holding Co, LLC and Crystal Merger Sub 1, LLC.

SCHEDULE 13D
CUSIP No. 138098108	Page 11 of 14

SIGNATURE
After reasonable inquiry and to the best of each of the undersigned’s knowledge and belief, each of the undersigned certify that the information set forth in this statement is true, complete and correct.

Date: January 22, 2021

STERIS PLC

By:	/s/ Walter M Rosebrough, Jr.
Name: Walter M Rosebrough, Jr.
Title: President and Chief Executive Officer

SOLAR NEW US HOLDING CO, LLC

By:	/s/ Michael J. Tokich
Name: Michael J. Tokich
Title: President

CRYSTAL MERGER SUB 1, LLC

By:	/s/ Michael J. Tokich
Name: Michael J. Tokich
Title: President

SCHEDULE 13D
CUSIP No. 138098108	Page 12 of 14

SCHEDULE A

ADDITIONAL INFORMATION CONCERNING THE REPORTING PERSONS

STERIS plc

The name, present principal occupation or employment and citizenship of each Director and Executive Officer of STERIS plc are as set forth below. Unless otherwise indicated, each occupation set forth opposite an individual’s name refers to a position with STERIS plc. The business address of each of the below individuals is 5960 Heisley Road, Mentor, OH 44060.

Name of Directors and Executive Officers	Principal Occupation	Citizenship
Walter M Rosebrough, Jr.	President and Chief Executive Officer, Director	United States
Dr. Mohsen M. Sohi	Chairman of the Board, Director Chief Executive Officer, Freudenberg and Co.	United States
Richard C. Breeden	Director Chairman and Chief Executive Officer, Breeden Capital Management LLC Chairman, Richard C. Breeden & Co., LLC	United States
Cynthia L. Feldmann	Director	United States
Dr. Jacqueline B. Kosecoff	Director Managing Partner, Moriah Partners, LLC Senior Advisor, Warburg Pincus LLC	United States
David B. Lewis	Director Counsel, Lewis & Munday PC	United States
Dr. Nirav R. Shah	Director Faculty, Stanford University	United States
Dr. Richard M Steeves	Director	United Kingdom and Canada
Christopher Holland	Director Director, Jabil Inc.	United States
Karen L. Burton	Vice President, Controller and Chief Accounting Officer	United States
Daniel A. Carestio	Senior Vice President and Chief Operating Officer	United States
Julia Madsen	Senior Vice President, Life Sciences	United States
Mary C. Fraser	Vice President and Chief Human Resources Officer	United States
Cary L. Majors	Senior Vice President, North America Commercial Operations	United States
Renato G. Tamaro	Vice President and Corporate Treasurer	United States
Michael J. Tokich	Senior Vice President and Chief Financial Officer	United States
J. Adam Zangerle	Senior Vice President, General Counsel, and Company Secretary	United States

SCHEDULE 13D
CUSIP No. 138098108	Page 13 of 14

Solar New US Holding Co, LLC

The name, present principal occupation or employment and citizenship of each Director and Executive Officer of Solar New US Holding Co, LLC are as set forth below. Each occupation set forth opposite an individual’s name refers to a position with STERIS plc. The business address of each of the below individuals is 5960 Heisley Road, Mentor, OH 44060.

Name of Directors and Executive Officers	Position at Solar New US Holding Co, LLC	Principal Occupation	Citizenship
Michael J. Tokich	President, Member of Board of Managers	Senior Vice President and Chief Financial Officer	United States
Karen Burton	Vice President and Controller	Vice President, Controller and Chief Accounting Officer	United States
Renato G. Tamaro	Vice President and Treasurer	Vice President and Corporate Treasurer	United States
Ronald E. Snyder	Secretary, Member of Board of Managers	Attorney	United States
John R. Schloss	Assistant Secretary	Head of Global Tax Operations	United States
Julia Kipnis	Assistant Secretary	Attorney	United States

SCHEDULE 13D
CUSIP No. 138098108	Page 14 of 14

Crystal Merger Sub 1, LLC

The name, present principal occupation or employment and citizenship of each Director and Executive Officer of Crystal Merger Sub 1, LLC are as set forth below. Each occupation set forth opposite an individual’s name refers to a position with STERIS plc. The business address of each of the below is 5960 Heisley Road, Mentor, OH 44060.

Name of Directors, Executive Officers and Member	Position at Crystal Merger Sub 1, LLC	Principal Occupation/Business	Citizenship / State of Incorporation
Michael J. Tokich	President	Senior Vice President and Chief Financial Officer	United States
Renato G. Tamaro	Vice President and Treasurer	Vice President, Controller and Chief Accounting Officer	United States
Karen Burton	Vice President and Controller	Vice President and Corporate Treasurer	United States
Ronald E. Snyder	Secretary	Attorney	United States
Julia Kipnis	Assistant Secretary	Attorney	United States
John Schloss	Assistant Secretary	Head of Global Tax Operations	United States
Solar New US Holding Co, LLC	Sole Managing Member, Crystal Merger Sub 1, LLC	Holding company	Delaware